Exhibit 1

February 2, 2016

Dear Fellow Shareholder,

You are cordially invited to attend the Elbit Systems Ltd. Shareholders’ Extraordinary General Meeting to be held at 3:00 p.m. local time on Tuesday, March 8, 2016, at our offices at the Advanced Technology Center, Haifa, Israel.

The agenda of the meeting and the proposals to be voted on are described in the accompanying proxy statement. For the reasons described in the proxy statement, the Board of Directors recommends that you vote “FOR” Items 1 and 2 as specified in the enclosed proxy card.

We look forward to greeting all the shareholders who attend the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience, please complete, date and sign the enclosed proxy card and return it promptly in the provided pre-addressed envelope so that it is received at least four (4) hours before the meeting, or if your shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the "TASE") you may vote through means of an electronic vote as further detailed in the proxy statement.

Thank you for your cooperation.

Very truly yours, MICHAEL FEDERMANN Chairman of the Board of Directors BEZHALEL MACHLIS President and Chief Executive Officer

ELBIT SYSTEMS LTD.

NOTICE OF SHAREHOLDERS’ EXTRAORDINARY GENERAL MEETING

Haifa, Israel
February 2, 2016

This is notice that the Shareholders’ Extraordinary General Meeting (the "Meeting") of Elbit Systems Ltd. (the "Company") will be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on Tuesday, March 8, 2016, at 3:00 p.m. local time.

It is proposed at the Meeting to adopt the following resolutions:

(1)	to approve the terms of office and employment of the Company’s President and Chief Executive Officer, Mr. Bezhalel Machlis; and

(2)	to re-elect Dr. Yehoshua Gleitman to an additional three–year term as an External Director.

Further details with respect to the proposed resolutions are included in the accompanying proxy statement ("Proxy Statement").

In order to approve the terms of office and employment of the Company’s President and Chief Executive Officer, Mr. Bezhalel Machlis, under Item 1 of this Proxy Statement and to re-elect Dr. Gleitman to an additional three-year term as an External Director under Item 2 of this Proxy Statement, a majority of the votes properly cast at the Meeting either in person, by proxy or by a voting instrument is required, provided that:

(i)
such majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of the Company and shareholders who do not have a "personal interest" (as defined below) in the approval of the resolution (other than a personal interest which is not the result of such shareholders' relations with a controlling shareholder) who participate in the vote, in person or by proxy (abstentions will not be taken into account); or

(ii)	the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s total voting rights.

Each shareholder who attends the Meeting in person or by proxy will advise the Company or indicate in the proxy card, as the case may be, whether or not that shareholder is a controlling shareholder and has a "personal interest" in the approval of the resolution. Failure to advise or indicate as described above will render the respective shares ineligible to be voted.

Under the Israel Companies Law 5759 – 1999 (the "Companies Law"), a "personal interest" means a personal interest of a person in the respective action or transaction of a company, including:

(i)	a personal interest of that person’s spouse, brother or sister, parent, grandparent, child, such persons spouse's child, brother, sister or parent or the spouse of any of the above ("Relatives"); and

(ii)	a personal interest of another entity in which that person or any of his or her Relatives either:

(a)	holds five percent (5%) or more of such entity’s issued share capital or voting rights;

(b)	has the right to appoint a director to such entity’s board of directors or the chief executive officer thereof; or

(c)	is a member of such entity's board of directors or serves as the chief executive officer thereof, but excluding a personal interest resulting merely from holding such company’s shares.

In addition, under the Companies Law, in case of a person voting by proxy for another person, a "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Only shareholders of record at the close of business on February 8, 2016 (the "Record Date") are entitled to receive notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who hold their shares in "street name", meaning in the name of a bank, broker or other record holder, may either direct the record holder of their shares how to vote their shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record hold together with a proof of such record holder with respect to the holding of the shares on the record date.

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the "TASE"), is required to prove his or her share ownership in order to vote at the Meeting. Such shareholder will provide the Company with an ownership certificate (as of the Record Date) from that TASE member. Each such shareholder is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his or her address (in consideration of mailing fees only), and is also entitled to receive for no charge, a link to the text of the proxy card and to any Position Statements posted on the Israel Securities Authority website (unless the shareholder notified the TASE member that the shareholder is not so interested); provided that the notice was provided with respect to a particular securities account prior to the Record Date.

Following recent legislative changes, the Israel Securities Authority has set up an electronic voting system for shareholder meetings of Israeli companies whose shares are listed on the TASE via its MAGNA online platform. Shareholders are able to vote their shares through the system, following a registration process, no later than six (6) hours before the time fixed for the Meeting.

A shareholder may attend the Meeting and vote in person or appoint a proxy to participate and vote on his or her behalf at the Meeting (subject to the provisions of the Company's articles of association). An appointment of a proxy must be in writing, signed by the shareholder and delivered to the Company's registered office at least four (4) hours before the Meeting.

In addition, shareholders who are unable to attend the Meeting in person may vote with respect to the items on the Meeting's agenda by means of a proxy card that is attached to the accompanying Proxy Statement. These shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least four (4) hours before the Meeting, i.e., by March 8, 2016 at 11:00 a.m. local time. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Shareholders are permitted to express their position on the proposals on the agenda of this Meeting by submitting a written statement (the "Position Statement"), through the Company, to the other shareholders. Position Statements should be submitted to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 3100401 Israel, to the attention of Mrs. Ronit Zmiri, Corporate Secretary, no later than February 29, 2016.

A form of the proxy card and a copy of each Position Statement submitted (if submitted) will be available to the public on the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il, on the website of the TASE at www.tase.co.il and also on the website of the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov. A shareholder may apply to the Company directly in order to receive a copy of the proxy card and any Position Statement submitted (if submitted).

A copy of the accompanying Proxy Statement, which includes the full version of the proposed resolutions, may be reviewed at the Company's offices at the Advanced Technology Center, Haifa, Israel, after coordinating in advance with the Corporate Secretary (Tel: 972 4 8316632) between 9:00 a.m. and 4:00 p.m. Israel time, Sunday – Thursday and may also be reviewed at the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il, at the website of the TASE at www.tase.co.il and at the website of the SEC at www.sec.gov.

By Order of the Board of Directors, MICHAEL FEDERMANN Chairman of the Board of Directors BEZHALEL MACHLIS President and Chief Executive Officer

- ii -

ELBIT SYSTEMS LTD.
Advanced Technology Center
P.O. Box 539
Haifa 3100401, Israel

PROXY STATEMENT

This Proxy Statement is provided to the holders of ordinary shares, NIS 1.00 nominal value per share (the "Shares"), of Elbit Systems Ltd. (the "Company" or "Elbit Systems"), in connection with the solicitation by the Company's Board of Directors (the "Board") of proxies for use at the Shareholders' Extraordinary General Meeting to be held at the Company's offices at the Advanced Technology Center, Haifa, Israel, on Thursday, March 8, 2016, at 3:00 p.m. Israel time (the "Meeting"), or at any adjournment of the Meeting, as specified in the accompanying Notice of Shareholders' Annual General Meeting.

It is proposed that at the Meeting, the shareholders adopt resolutions for the following purposes:

(1)	to approve the terms of office and employment of the Company’s President and Chief Executive Officer, Mr. Bezhalel Machlis; and

(2)	to re-elect Dr. Yehoshua Gleitman to an additional three–year term as an External Director.

Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.

QUORUM AND VOTING REQUIREMENTS

Only shareholders of record at the close of business on February 8, 2016 have the right to receive notice and to vote at the Meeting, and any adjournments or postponements of the Meeting. Distribution of the Proxy Statement will be made following the record date.

On January 31, 2016, the Company had 42,730,068 Shares outstanding, each giving a right of one vote for each of the matters to be presented at the Meeting. (This amount does not include 1,408,921 Shares held by the Company as treasury shares).

The quorum at the Meeting will be at least two shareholders present in person, by proxy or by a voting instrument, and holding or representing at least one-third (1/3) of the outstanding Shares.

If a quorum is not present within one-half hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one week later at the same time and place unless other notice is given by the Board. If at such adjourned meeting a quorum is not present within one-half hour of the time for the adjourned meeting, then two shareholders representing at least ten percent (10%) of the shareholders' voting power, present in person, by a proxy or by a voting instrument, will be considered a quorum.

Joint holders of Shares should note that according to the Company's Articles of Association the vote, whether in person or by proxy or by a voting instrument, of the senior of any joint holders of any voted Share will be accepted over vote(s) of the other joint holders of that Share. For this purpose seniority will be determined by the order the joint holders' names appear in the Company's Register of Shareholders.

In order to approve the terms of office and employment of the Company’s President and Chief Executive Officer, Mr. Bezhalel Machlis, under Item 1 of this Proxy Statement and to re-elect Dr. Gleitman to an additional three–year term as an External Director under Item 2 of this Proxy Statement, a majority of the votes properly cast at the Meeting either in person, by proxy or by a voting instrument is required, provided that:

(i)
such majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of the Company and shareholders who do not have a "personal interest" (as defined below) in the approval of the resolution (other than a personal interest which is not the result of such shareholders' relations with a controlling shareholder) who participate in the vote, in person or by proxy (abstentions will not be taken into account); or

(ii)	the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s total voting rights.

Each shareholder who attends the Meeting in person or by proxy will advise the Company or indicate in the proxy card, as the case may be, whether or not that shareholder is a controlling shareholder and has a "personal interest" in the approval of the resolution. Failure to advise or indicate as described above will render the respective Shares ineligible to be voted.

Under the Israel Companies Law 5759 – 1999 (the "Companies Law"), a "personal interest" means a personal interest of a person in the respective action or transaction of a company, including:

(i)	a personal interest of that person’s spouse, brother or sister, parent, grandparent, child, such persons spouse's child, brother, sister or parent or the spouse of any of the above ("Relatives"); and

(ii)	a personal interest of another entity in which that person or any of his or her Relatives either:

(a)	holds five percent (5%) or more of such entity’s issued share capital or voting rights;

(b)	has the right to appoint a director to such entity’s board of directors or the chief executive officer thereof; or

(c)	is a member of such entity's board of directors or serves as the chief executive officer thereof, but excluding a personal interest resulting merely from holding such company’s shares.

In addition, under the Companies Law, in case of a person voting by proxy for another person, a "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

VOTING BY PROXY AND ELECTRONIC VOTING

Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, by completing the enclosed proxy card as detailed below, or by an electronic vote.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. In order to be counted for purposes of voting at the Meeting, a properly signed proxy card must be received by the Company at least four (4) hours before the Meeting.

Shareholders who hold their Shares in "street name", meaning in the name of a bank, broker or other record holder, may either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record hold together with a proof of such record holder with respect to the holding of the Shares on the record date. Shareholders who hold their Shares through a member of the Tel-Aviv Stock Exchange (“TASE”) and intend to vote their Shares at the Meeting in person or by proxy must deliver to the Company, via messenger or registered mail, a proof of ownership issued by the applicable bank or broker, confirming their ownership of the Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

Shareholders whose Shares are listed on the TASE are able to vote their Shares through the electronic voting system set up by the Israel Securities Authority for shareholder meetings of Israeli companies whose shares are listed on the TASE, via its MAGNA online platform, following a registration process, no later than six (6) hours before the time fixed for the Meeting.

Shareholders may revoke any proxy card or electronic vote prior to their exercise by filing with the Company a written notice of revocation or a properly signed proxy card of a later date, or by voting through the electronic voting system on a later date (in each case such later date must precede the date of the Meeting), or by voting in person at the Meeting.

Unless otherwise indicated on the proxy card or the electronic vote, Shares represented by a properly signed and received proxy card in the enclosed form or in an electronic form will be voted in favor of the above described matters to be presented for voting at the Meeting. Abstentions will not be treated as either a vote "for" or "against" the matter, although they will be counted to determine if a quorum is present.

Proxy materials, including this Proxy Statement and the accompanying proxy cards are being mailed to shareholders on or about February 11, 2016, and will be solicited primarily by mail. However, in some cases proxies may be solicited by telephone, telegram or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding proxy materials to shareholders.

This Proxy Statement and the accompanying proxy card also constitute a "voting deed" (Ktav Hatzba’a) for the purpose of Regulation 3(c) of the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) - 2000.

POSITION STATEMENTS

Shareholders are permitted to express their position on the proposals on the agenda of this Meeting by submitting a written statement (a "Position Statement"), through the Company, to the other shareholders. Position Statements should be submitted to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 3100401 Israel, to the attention of Mrs. Ronit Zmiri, Corporate Secretary, no later than February 29, 2016. Reasonable costs incurred by the Company in dealing with a Position Statement will be borne by the submitting shareholder.

BENEFICIAL OWNERSHIP OF SECURITIES BY
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of January 31, 2016, to the best of the Company's knowledge, the number of Shares(1)  owned by (i) all shareholders known by the Company to own five percent (5%) or more of the Company's Shares and (ii) all directors and officers of the Company as a group.

Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel(2)	19,580,342	45.82%

Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458(3)	8.98%

Psagot Investment House Ltd., as a group(4) 14 Ahad Ha'am Street Tel-Aviv, Israel	2,339,032(5)	5.47%

Itshak Sharon (Tshuva), Delek Group Ltd, and The Phoenix Holdings Ltd., as a group(6) c/o The Phoenix Insurance Company Ltd. Derech Hashalom 53 Givataim, Israel	2,138,478(7)	5.00%

All officers and directors as a group (28 persons)	25,131(8)	0.05%

(1)	The total number of Shares excludes 1,408,921 Shares held by Elbit Systems as treasury shares.

(2)
Federmann Enterprises Ltd. ("FEL") owns Shares of Elbit Systems directly and indirectly through Heris Aktiengesellschaft ("Heris") which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. ("BFL"). BFL is controlled by Beit Bella Ltd. ("BBL") and Beit Yekutiel Ltd. ("BYL"). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems’ Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of Shares owned by Heris and FEL.

As of January 31, 2016, 2,150,000 Shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL's purchase in 2004 of Shares from Elron Electronics Industries Ltd. In addition, 2,150,000 Shares held by FEL were pledged in favor of Bank Hapoalim BM in connection with FEL's purchase in 2006 of Shares from Koor Industries Ltd.

(3)	The amount of Shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)	The group includes Psagot Investment House Ltd. as well as certain of its wholly-owned subsidiaries, primarily mutual and investment funds.

(5)	Based on a report filed by Psagot Investment House Ltd. on February 18, 2015 on Form 13-G with the SEC.

(6)
The group includes various direct and indirect subsidiaries of The Phoenix Holdings Ltd., which is a majority owned subsidiary of  Delek Group Ltd. The majority shares of Delek Group Ltd. are owned directly and indirectly by Itshak Sharon (Tshuva).

(7)	Based on a report filed jointly by Itshak Sharon (Tshuva), Delek Group Ltd, and The Phoenix Holdings Ltd., on June 9, 2015 on Form 13-G with the SEC.

(8)	This amount does not include any Shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above.

DIRECTOR INDEPENDENCE CRITERIA AND CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Under the Nasdaq Marketplace Rules that are applicable to the Company, a majority of the members of the Board must meet certain independence criteria. All of the members of the Audit Committee of the Board (the "Audit Committee") must meet certain independence criteria as well. In addition, in accordance with the Nasdaq Marketplace Rules, the Company's Corporate Governance and Nominating Committee of the Board (the "Corporate Governance and Nominating Committee"), consisting in its entirety of Directors meeting the independence criteria for directors as defined by Nasdaq, among other functions, makes recommendations to the Board of qualified candidates for election or appointment to the Board.

Four of the current members of the Board (Messrs. Yoram Ben-Zeev and Yigal Ne'eman and Prof. Yuli Tamir and Mrs. Dalia Rabin) meet the board of directors' independence criteria under the applicable Nasdaq Marketplace Rules for independent directors and audit committee members. The Corporate Governance and Nominating Committee of the Board and the Board as a whole have determined that the proposed nominee, Dr. Yehoshua Gleitman, meets the independence criteria under the applicable Nasdaq Marketplace Rules.

In addition, in accordance with the Companies Law, a majority of the members of the Audit Committee must qualify as "Independent Directors" or "External Directors" in accordance with the criteria of the Companies Law.

Three of the current members of the Board (Mr. Ben- Zeev, Prof. Yuli Tamir and Mrs. Dalia Rabin, an External Director) meet the criteria of an "Independent Director" and “External Director”, respectively. The Corporate Governance and Nominating Committee of the Board and the Board as a whole have determined that the proposed nominee, Dr. Yehoshua Gleitman, meets the independence criteria for External Directors under the Companies Law.

ITEM 1 – APPROVAL OF THE TERMS OF OFFICE AND EMPLOYMENT OF THE COMPANY’S PRESIDENT AND CHIEF
EXECUTIVE OFFICER

Mr. Bezhalel (Butzi) Machlis, the President and CEO of the Company, was first appointed as such in November 2012, with effect as of April 1, 2013, under a personal employment agreement for a three-years period, ending on March 31, 2016 (the "Existing Employment Agreement"). Prior to that from January 2013, he served as executive vice president – president and CEO designee. From 2008 until 2012, he served as executive vice president and general manager - land and C4I division, after serving as corporate vice president and general manager - land systems and C4I since 2004. In 2003, he served as corporate vice president and general manager – ground, C4I and battlefield systems. From 2000 until 2002, he served as vice president - battlefield and information systems. Mr. Machlis joined Elbit Ltd. in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an artillery officer in the IDF, where he holds the rank of colonel (reserves). Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Israel Institute of Technology (the “Technion”) and a MBA from Tel-Aviv University. He is a graduate of Harvard University Business School's Advanced Management Program.

Pursuant to the Companies Law, any arrangement between a publicly traded company and its general manager in relation to the terms of office and employment of the general manager, that conforms with the compensation policy of that company, is subject to the approval of the compensation committee, the board of directors and the general meeting of the shareholders by a special majority. Mr. Machlis’ position meets the definition of general manager under the Companies Law.

On January 17, 2016 and January 27, 2016, respectively, the Company's Compensation Committee and the Board of Directors, respectively, approved the extension of the tenure of Mr. Machlis as President and CEO of the Company, effective from April 1, 2016 (the “Effective Date”) and approved the terms of office and employment of Mr. Machlis as the Company’s President and CEO (“the Proposed Employment Terms”), as set forth below.

In making their recommendation to approve the Proposed Employment Terms, the Compensation Committee and the Board of Directors considered, among other factors, (1) the consistency of the Proposed Employment Terms with the provisions of the Company’s compensation policy, as approved by the Company's shareholders  at an Extraordinary General Shareholders Meeting held on January 7, 2014, (the “Compensation Policy”), including that the total Variable Compensation (defined in the Compensation Policy to include the aggregate of the value of the cash bonuses granted and the fair market value of equity-based compensation) of each of the Company’s Executive Officers including its CEO will be between 30% and 80% of the total compensation package of such Executive Officer on an annual basis; (2) the need to link the CEO’s compensation and performance targets, which are aligned with the Company’s business strategy, with the responsibilities and duties to be performed by the CEO, (3) the growth and profitability of the Company under the leadership of the CEO and (4) the Company’s unique characteristics as a global multi-billion dollar company operating in the field of development, production and enhancement of sophisticated defense, homeland security and commercial systems, as well as a Company which is traded on the Nasdaq Global Select Market, and on the TA-25 Index on the TASE. Following such consideration, the Compensation Committee and the Board of Directors determined that the Proposed Employment Terms are consistent with the Compensation Policy and align with the Company's strategy to attract, motivate and retain highly experienced personnel who will provide leadership for Elbit Systems’ success and act in the best interest of the Company and its shareholders.

The following are the principal Proposed Employment Terms of Mr. Machlis as the President and CEO of the Company, with effect as of the Effective Date:

Salary. Mr. Machlis will be entitled to a gross monthly salary of NIS 198,000 (equal to approximately $49,860), which will be linked to the increase in the Israeli Consumer Price Index (the "CPI") published on April 15, 2016 in comparison to the CPI published on January 15, 2016. The salary will be updated once every 12-month period, starting 12 months following the Effective Date in accordance with the increase in the CPI, provided that, unless otherwise may be permitted under any future compensation policy, the Compensation Committee has approved, prior to any such update, that the update complies with the applicable compensation policy (the "Salary").

Benefits. Mr. Machlis will be entitled to certain customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), such as, use of a car, phone and cell phone and other work related expenses in accordance with the Company's practices, managers insurance and/or pension funds, (which typically include severance, long-term disability, and life insurance), vacation days and sick leave, as well as other benefits consistent with employee social welfare benefits, such as contributions to pension funds and a study fund and recuperation pay (dmei havraa).

Cash Bonus. Subject to the entitlement pre-conditions and the claw back provision as set forth in the Company’s compensation policy, Mr. Machlis will be entitled to an annual cash bonus, for each calendar year, equal to 0.4% of the Company's non-GAAP net profit attributable to Company's shareholders ("Net Profit" and "Annual Cash Bonus", respectively), up to an amount not exceeding $1.5 million (the “Cap”). In case of a calendar year during which he will not serve for the entire yearly period, the Annual Cash Bonus and the applicable Cap will be calculated on a pro-rata basis. In accordance with the Compensation Policy, the Company may provide Mr. Machlis with an advance payment on account of the Annual Cash Bonus based on the Net Profit as appearing in the Company's published semi-annual financial results.

Equity Incentive. In case the Company will adopt at any time after the Effective Date, any new 'employee option plan' or a new 'phantom option plan' for Office Holders (as defined in the Companies Law), the Company will grant Mr. Machlis, subject to any approval required by applicable law, up to 15% of the entire amount of the option and/or phantom units (as the case may be) provided under such plan/s.

Indemnification and insurance. Subject to applicable law, the Company's indemnification and directors and officers (D&O) insurance policies will apply to Mr. Machlis. The Company has previously provided Mr. Machlis with an indemnification letter, which will continue to be effective. Mr. Machlis is covered by the Company's current D&O insurance.

Termination Arrangements:

Either the Company or Mr. Machlis may end the engagement at any time upon six-months advance written notice (the "Notice Period"), other than upon termination for cause. During the Notice Period, Mr. Machlis will continue to act as the President and CEO of the Company, unless the Company will otherwise instruct, and will be entitled to payment of Salary, benefits and the pro rata portion of the Annual Cash Bonus. The Notice Period will be calculated as part of the vesting period of any granted options or phantom options.

In addition, Mr. Machlis will be entitled to an adjustment period of six additional months, during which he shall be entitled to payment of Salary and applicable social benefits contributions, as well as to continue the use of the company car and cell phone.

In the event of termination of employment for any reason (other than for cause as detailed in the Proposed Employment Terms), Mr. Machlis will be entitled, in addition to the severance payment under law, to an additional severance payment in an amount equal to the last monthly Salary multiplied by the number of years employed by the Company (including the years in which Mr. Machlis was employed by the Company’s subsidiaries prior to his appointment to his current position).

Mr. Machlis (or his bequest) will be entitled to all of the above payments also if the termination of his employment is caused by his inability to continue to act as President and CEO of the Company due to force majeure, including demise or illness, in which cases, following the utilization of all sick days (in case of illness) and vacation days (other than in case of demise in which case his bequest shall be entitled to redeem the vacation days).

Other terms: The Proposed Employment Terms include additional customary provisions, such as Confidentiality and Non-Competition Undertaking,

In their respective decisions, the Compensation Committee and the Board of Directors emphasized that during his tenure as President and CEO of the Company, Mr. Machlis has successfully led the Company and strengthened its business and that considering, inter alia, the size of the Company, the scope, complexity and nature of its operations, the complexity of the office and the degree of responsibility being imposed on the President and CEO, the Proposed Employment Terms of Mr. Machlis are beneficial to the Company and are reasonable under the circumstances and aligned with the Company’s goals as set forth in the Compensation Policy.

At the Meeting, the Board will propose that the following resolution shall be adopted:

“RESOLVED: to approve the Proposed Employment Terms of Mr. Bezhalel (Butzi) Machlis, as the Company’s President and CEO, effective from April 1, 2016.”

The Board of directors recommends a vote FOR the above resolution.

 ITEM 2 – RE-ELECTION OF DR. YEHOSHUA GLEITMAN TO AN ADDITIONAL THREE–YEAR TERM AS AN EXTERNAL DIRECTOR

Under the Companies Law:

(1)	(a)
Each Israeli public company is required to appoint at least two External Directors. Among other requirements, a person may serve as an External Director if that person and each of that person’s relatives, partners and employers, or any person to whom he or she is subordinated (directly or indirectly), or any entity controlled by that person, did not have, at any time during the two years preceding that person's appointment as an External Director, any affiliation (as defined in the Companies Law) with either the applicable company, the entities controlling the company, a relative of the controlling shareholder or the entities controlled by the company or by the company’s controlling shareholders.

(b)
In addition, a person may not serve as an External Director if that person or that person's relative, partner, employer, any person to whom he or she is subordinated (directly or indirectly), or any entity controlled by that person, has business or professional relationships with an entity with which an affiliation is prohibited (as stated in the Companies Law), even if such relationship is not on a regular basis (other than a negligible relationship). Furthermore, a person who received compensation for his or her service as a director of the respective company, other than the permitted compensation for an External Director under the Companies Law, may not serve as an External Director of that company.

(c)
In addition, a person may serve as an External Director if and so long as no conflict of interest exists or may exist between his or her responsibilities as a member of the board of directors of the respective company and his or her other positions or business activities and so long as such positions or business activities do not impair his or her ability to serve as a director. External Directors serve for a three-year term following which they may stand for re-election to two additional terms of three years each.

(2)
Any committee of the Board must include at least one External Director, and all External Directors must be members of the Audit Committee, the Financial Statements Review Committee and the Compensation Committee.

(3)
In general, at least one External Director must have “accounting and financial expertise”, and the other External Director(s) must have “professional competence”. Under the regulations of the Companies Law, a director has "financial and accounting expertise" if he or she, based on his or her education, experience and qualifications, is highly skilled in respect of, and understands, business and accounting matters and financial statements, in a manner that enables him or her to have an in-depth understanding of the company’s financial statements and to stimulate discussion in respect of the manner in which the financial data is presented. The evaluation of the accounting and financial skill of a director is to be made by the board of directors taking into account the parameters specified under the Companies Law. A director has "professional competence" if he or she has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company's business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in public service or in the field of the company’s business. The evaluation of the professional competence of a director is to be made by the board of directors.

Dr. Yehoshua Gleitman and Mrs. Dalia Rabin currently serve as the Company's External Directors. Dr. Gleitman has served as an External Director since March 2010, and his second term of office as an External Director expires on March 4, 2016. The term of office of Mrs. Rabin expires in November 2016. Dr. Gleitman is considered by the Board of Directors to have accounting and financial expertise, and Mrs. Dalia Rabin is considered by the Board to have professional competence.

The Companies Law requires that a person will not be elected and will not serve as a director, including as an External Director, in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a company whose shares are publicly traded, at which the appointment of a director, including an External Director, is to be considered, will not be convened unless the nominee has declared to the company that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided, and in case such nominee is an External Director – such nominee has also declared that he or she complies with the applicable independence criteria under the Companies Law to serve as an External Director. Dr. Gleitman, the proposed nominee, has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as an External Director, detailing his applicable qualifications and that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the Board.

In addition, the Corporate Governance and Nominating Committee has determined that Dr. Gleitman meets the applicable criteria for External Directors under the Companies Law and that, as mentioned above under "DIRECTOR INDEPENDENCE CRITERIA AND CORPORATE GOVERNANCE AND NOMINATING COMMITTEE" he also meets the board of directors' independence criteria under the applicable Nasdaq Marketplace Rules. The Corporate Governance Nominating Committee recommended to the Board that Dr. Gleitman be nominated for re-election as an External Director for an additional three-year period.

The Board has approved the recommendation of the Corporate Governance and Nominating Committee and determined that Dr. Gleitman meets the applicable criteria for External Directors under the Companies Law as well as the directors' independence criteria under the applicable Nasdaq Marketplace Rules.

If elected for an additional term as an External Director, Dr. Gleitman will hold office for an additional three-year period until and including March 7, 2019, unless his office is vacated earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association. If for any reason Dr. Gleitman should be unable to serve, another person will be elected in accordance with applicable law.

In accordance with the Company's Compensation Policy and the Companies Law, the Company's Compensation Committee and the Board as a whole have approved that Dr. Gleitman will be entitled to payment in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity as may be from time to time updated by the Israeli regulations. As a result, currently Dr. Gleitman will be entitled to an annual fee of NIS 111,345 (equal to approximately $28,040) and a per meeting fee of NIS 4,285 (equal to approximately $1,079), which reflect the above mentioned fees levels linked to the Israeli consumer price index.

In addition, if re-elected for an additional term as an External Director, Dr. Gleitman will also be covered by any D&O liability insurance in effect as of the date of his election and thereafter purchased by the Company from time to time in accordance with the provision of the Compensation Policy in effect and as approved by the Compensation Committee, the Board and the Company's shareholders. Also, if elected for an additional term as an External Director, Dr. Gleitman will continue to be covered by the indemnification letter granted to him by the Company in accordance with the resolution adopted at the Shareholders Annual General Meeting held in November 2011.

Background information regarding Dr. Yehoshua Gleitman, who is 66 on the date of this Proxy Statement, is as follows:

Dr. Yehoshua (Shuki) Gleitman has served as the managing partner of Platinum VC since 2001. He currently serves as chairman of the board of directors of Capital Point Ltd. and of GIBF – Guangzhou Israel Bio Tech Fund and is a director of Teuza – A Fairchild Technology Venture Ltd. Dr. Gleitman is a senior advisor to the World Bank on national policies for innovation, and he serves as an advisor to the governments of Serbia and Macedonia on similar subjects. From 2000 until 2005, he was the chief executive officer and a director of SFKT Ltd. From 1997 until 1999, Dr. Gleitman was the chief executive officer of Ampal-American Israel Corporation. Prior to that he served in various senior management positions in the Israeli Government and in Israeli industry, including as director general and chief scientist of the Israel Ministry of Industry and Trade, chairman of the U.S.-Israel Industrial R&D Foundation, joint chairman of the U.S.-Israel Science and Technology Commission, managing director of AIMS Ltd., vice president and general manager of Elop Electro-Optic Industries Ltd.’s ("Elop") marine and aerial operations and head of the Laser Branch of the Israel Ministry of Defense. Dr. Gleitman serves as the honorary consul general of Singapore to Israel. Dr. Gleitman holds bachelors of science, master of science and PhD degrees in physical chemistry from the Hebrew University. Dr. Gleitman serves as the chairman of the Audit Committee and the Financial Statements Review Committee of the Board and as a member of the Compensation Committee and the Corporate Governance and Nominating Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Dr. Yehoshua Gleitman be elected as an External Director of the Company for an additional three-year term commencing on the close of this Shareholders' Extraordinary General Meeting and ending on March 7, 2019, inclusive.”

The Board of Directors recommends a vote FOR approval of this resolution.

By Order of the Board MICHAEL FEDERMANN Chairman of the Board of Directors BEZHALEL MACHLIS President and Chief Executive Officer
Date: February 2, 2016

QUESTIONS AND ANSWERS ABOUT THE SHAREHOLDERS'
EXTRAORDINARY GENERAL MEETING

The following questions and answers summarize the major issues to be discussed at the Shareholders' Extraordinary General Meeting. For a more complete description of the issues please see the accompanying Proxy Statement.

Q:	When and where is the Meeting?

A:	The Meeting will take place at 3:00 p.m. local time, on Tuesday, March 8, 2016, at the Company's offices at the Advanced Technology Center, Haifa, Israel.

Q:	What is the record date for the Meeting?

A:	The record date is February 8, 2016, and all shareholders holding shares at the close of business on February 8, 2016 will be entitled to receive notice of and to vote at the Meeting.

Q:	What are the items to be voted on at the Meeting?

A:
The items to be voted on include: (1) to approve the terms of office and employment of the Company’s President and Chief Executive Officer, Mr. Bezhalel Machlis; and (2) to re-elect Dr. Yehoshua Gleitman to an additional three–year term as an External Director.

Q:	Why is it necessary to approve the terms of office and employment of the Company’s President and CEO?

A:
Under Israeli law, any arrangement between a public company and its general manager relating to his or her terms of office and employment must be approved by the company’s compensation committee, the board of directors and the shareholders by the required majority. Mr. Machlis’ current employment arrangements with the Company expire on March 31, 2016, and the Company wishes to extend his employment with the Company in the role of president and CEO in accordance with the employment arrangements as detailed in the attached Proxy Statement.

Q:	Why is it necessary to elect an External Director at this time?

A:
Under Israeli law, a publicly traded company such as the Company is required to have at least two External Directors who meet the independence criteria specified in the Israeli Companies Law and who are elected for a three-year period by the required majority at a general shareholders meeting. The current term of office as an External Director of the Company of Dr. Yehoshua Gleitman expires in March 2016, and it is proposed that he be elected for an additional three-year term.

Q:	Does the Company and its Board of Directors support the proposals to be voted on at the Meeting?

A:	Yes.

Q:       What voting majority is required to approve the proposals?

A:	In order to approve the proposals a majority of the votes properly cast at the Meeting, either in person or by proxy or by other voting instrument, is required provided that:

(i)       the above majority must include a majority of the total votes of shareholders who are not controlling shareholders of the Company and shareholders who do not have a "personal interest" (for the definition of "personal interest" see the Proxy Statement) in the approval of the resolution (other than a personal interest which is not the result of such shareholders' relations with a controlling shareholder) who participate in the vote, in person or by proxy (abstentions will not be taken into account); or

(ii)       the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s total voting rights.

Q:	What do I need to do now?

A.
With respect to all items under the Proxy Statement, just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible. For your shares to be represented at the Meeting, the signed proxy card must be received by the Company at least four (4) hours before the Meeting. If you sign and send in your proxy card but do not indicate how you want to vote, your proxy will be counted as a vote for all the proposals. If your shares are listed on the Tel-Aviv Stock Exchange (TASE) you may use the electronic voting systems set up by the Israel Securities Authority via its MAGNA online platform, following a registration process, no later than six (6) hours before the Meeting.

Q:	What do I do if I want to change my vote?

A:
Just mail a later-dated, signed proxy card or other document revoking your proxy in time for it to be received by the Company at least four (4) hours before the Meeting, or attend the Meeting in person and vote. If you use the electronic voting system mentioned above you may change your vote at any time up until six (6) hours before the Meeting.

Q:	If my shares are held in "street name" by my broker, a bank or other representative, will my representative vote my shares for me?

A:
If you hold your shares through a broker, bank or other representative, you may either direct the record holder of your shares how to vote or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of your shares on the record date. If your shares are held through a member of the TASE and you intend to vote your shares at the Meeting in person or by proxy you must deliver to the Company, via messenger or registered mail, a proof of ownership issued by the applicable member of the TASE, confirming your ownership of the shares as of the record date.

Q:       Who can help answer my questions?

A:
For additional information about the Meeting, please contact during normal office hours, Sunday through Thursday, Ronit Zmiri, the Company's Corporate Secretary, at the Company's offices in Haifa, Israel, telephone +972-4-8316632.

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